

July 21, 2022

Pamela Johnson
Chief Financial Officer
OppFi Inc.
130 E. Randolph Street
Suite 3400
Chicago, IL 60601

      Re: OppFi Inc.
          Form 10-K filed March 11, 2022
          Form 10-Q filed May 6, 2022
          Response dated July 15, 2022
          File No. 001-39550

Dear Ms. Johnson:

We have reviewed your July 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 11, 2022

Note 18. Earnings Per Share, page 130

1.   Noting disclosure on page 67 that holders of OppFi-LLC Units may exchange their units for shares of your Class A Common Stock (or cash), please tell us how you determined that the units have no impact on your calculation of diluted earnings per share. Please detail the key facts and circumstances, the accounting guidance considered and how the relevant guidance was applied to support your policy. Specifically discuss how the Earnout Units were considered in your accounting analysis. Please revise your accounting policies in future filings as needed.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance